EXHIBIT 18

                   DICKSTEIN PARTNERS INC.


                                               Tel:  212-754-4000
                                               Fax:  212-754-5825

                                        July 31, 1995
Board of Directors
Marietta Corporation
37 Huntington Street
Cortland, New York  13045

Gentlemen:

          As we advised you last week, Dickstein Partners and Calibre Capital Advisors are for the time being withdrawing our proposal to acquire Marietta for $11 per share. This decision was unfortunately compelled by [the information obtained in the course of our on-going due diligence review of the Company]. As a result, it is clear to us that Marietta will be unable to satisfy the conditions set forth in the formal merger proposal we submitted to the Company in June. And while we do not know the status of other bids, we are skeptical that Marietta can be sold at an attractive value to anyone in the near term.

          The Company finds itself in this situation after pursuing a tortured and inefficient course of its own choosing:

      Our original bid, submitted six and one-half months ago, was justified by the Company's financial condition and operating results at that time and would have been rapidly consummated had the Board chosen to do so rather than ignoring our repeated entreaties to meet.

      The Board rejected $11 per share as inadequate in March, only to publicly announce three months later that it would gladly sell the Company for exactly that price.

      The Board ignored the repeated calls of ourselves and other major shareholders for a timely annual meeting, forcing us to sue to get one.

      Marietta spent weeks insisting upon an unreasonable standstill provision in our confidentiality agreement, only to drop the request altogether.

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      Throughout this useless four-month preamble to merger
      discussions, Marietta made costly and avoidable operational mistakes, greatly increased its capital expenditure program, and incurred substantial professional fees.

          We are sorely disappointed that the Company has so mishandled both its operations and the M&A process. Surely the many shareholders who have recently purchased Marietta shares with the expectation that there would be a near-term transaction feel equally disappointed. We therefore think it important that that the Company afford shareholders who wish to sell their shares an opportunity to do so. At the same time, other shareholders (including ourselves) will prefer to maintain their investment if they can be assured that the Company will be better operated in the future, with the hope that a favorable disposition of the business can be accomplished once operations improve.

          We therefore propose the following:

      Marietta should undertake a self-tender for a substantial portion (1.5 million - 2.0 million) of its 3.6 million outstanding shares, at a modest premium to market. Based on discussions with our lenders, we are confident that this transaction can be readily financed without excessively leveraging the Company.

      Dickstein Partners and Calibre Capital would not tender their 526,000 shares in that offer.

      Dickstein and Calibre designees would be elected to a majority of the Board at the upcoming annual meeting. This reconstitution of the Board if essential for us to be convinced that the Company's operational problems will be promptly rectified.

      Marietta should retain for itself the management consultants we have been utilizing in our due diligence effort.

We would also expect our expenses to be reimbursed.

          While you have thus far rejected this proposal, we urge you to reconsider. The self-tender approach would allow shareholders to choose for themselves between a near-term exit and a longer-term participation in an operational turnaround. Further, our approach would not preclude an orderly sale of the Company at a higher value as operations improve, and we would consider reinstating our bid at that time.

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          By the time of the August 31 shareholders' meeting, the
Board will have had seven and one-half months to react to our proposal and formulate a transaction that we believe your shareholders are seeking. It is time to bring the Company's much-prolonged exploration of its financial alternatives to a conclusion. We urge you to work with us toward that end.

                                   Very truly yours,

                                   Mark Dickstein


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